

April 10, 2014

Via E-mail
Donald Zakrowski
Vice President and Chief Accounting Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

      Re: **Eli Lilly and Company**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 19, 2014
               File No. 001-06351

Dear Mr. Zakrowski:

We have reviewed your filing and have the following comment. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 4. Collaborations , page 53

1. Please refer to the first paragraph herein.
   - You indicate that collaborative activities may include research and development, marketing and selling (including promotional activities and physician detailing), manufacturing, and distribution. Tell us your accounting policies regarding separation and allocation for your collaborative arrangements.
   - Although you disclose your accounting policies for income you generate as a result of collaboration agreements under "revenue recognition" in Note 1 Summary of Significant Accounting policies, tell us your accounting recognition for other aspects of these arrangements and where these policies are disclosed.

2. We acknowledge the following for amounts related to collaborative arrangements:
   - In the first paragraph herein, the consolidated amount of collaboration and other revenue related to all of your collaborative arrangements;
   - Within the separate discussions of your more significant arrangements, the amounts included in net product sales and collaboration and other revenue and, in the case of Exenatide, the amount included in other-net, (income) expense; and
   - In the last paragraph herein, commission and profit-share payments included in marketing, selling, and administrative expense.

Your disclosure indicates that there are other amounts related to your arrangements recorded within your financial statements. In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us, in table format, the amounts in the above bullets and other amounts by year and by line item included in your statements of operations attributable to transactions arising from collaborative arrangements between you and the other participants and third-parties. Please provide separate tables for each of your "significant" collaborative arrangements and for all of your collaborative arrangements in the aggregate (i.e. the "significant" arrangements and all other arrangements). Present separately amounts with other participants and third-parties that are netted in a financial statement line item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant